McGuireWoods LLP 1251 Avenue of the Americas 20th Floor New York, NY 10020

VIA EDGAR AND EMAIL

September 21, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Perry Hindin

Re:	Direct Digital Holdings, Inc. Schedule TO-I/A/Schedule 13E-3 Filed September 14, 2023 File No. 005-93602

Ladies and Gentlemen,

On behalf of our client, Direct Digital Holdings, Inc. (the “Company”), we submit this letter in response to a written comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 20, 2023, relating to the above-referenced Schedule TO-I/A/Schedule 13E-3 (the “Schedule TO”). This letter and a publicly filed Amendment No. 2 to the Schedule TO-I/A/Schedule 13E-3 (the “Amendment”), which includes a Second Amended and Restated Offer to Purchase as an exhibit to the Amendment, are being filed with the Commission via EDGAR concurrently. In addition to addressing the comment raised by the Staff in its letter, we have revised the Second Amended and Restated Offer to Purchase to update other disclosures.

Our response is set forth in ordinary type beneath the Staff comment, which is set out in bold type. Except for page references appearing in the headings and Staff comments below (which are references to the Schedule TO filed on September 14, 2023), the page references in our responses are to pages in the revised Schedule TO and exhibits filed on the date hereof.

Schedule TO-I/A/Schedule 13E-3 filed September 14, 2023

Section 7. Information Concerning Direct Digital Holdings, Inc., page 21

1.	In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise the disclosure to include the information required by Item 1010(c)(1), (2) and (3).

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Second Amended and Restated Offer to Purchase in the Amendment to include the information required by Item 1010(c)(1), (2) and (3) in “Section 7. Information Concerning Direct Digital Holdings, Inc.—Historical Summary Financial Information” beginning on page 22 of the Second Amended and Restated Offer to Purchase.

Securities and Exchange Commission

Division of Corporation Finance

September 21, 2023

Please direct any questions regarding the Company’s responses or the Schedule TO to me at (212) 548-2122 or solder@mcguirewoods.com.

Very truly yours,

MCGUIREWOODS LLP

/s/ Stephen Older

Stephen Older
Partner

cc:	Mark Walker, Direct Digital Holdings, Inc.
Keith Smith, Direct Digital Holdings, Inc.
Diana Diaz, Direct Digital Holdings, Inc.

Andrew Terjesen, McGuireWoods LLP